UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 6, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 6, 2024.

E-NOTA-20240606-55301

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Regular Transactions with Related Parties. Section 72 Act no. 26,831.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), in order to report that in its meeting held today, tgs’ Board of Directors approved the signature of: (1) a new agreement between Pampa Energía S.A. (“Pampa”) and tgs for the rendering of transportation, conditioning and by pass services with respect to Pampa’s gas coming from Sierra Chata Area (the “Sierra Chata Agreement”), which allows to take transportation and conditioning capacity engaged in the transportation, conditioning and by pass service agreement with respect to Pampa’s gas coming from El Mangrullo Area (the “El Mangrullo Agreement”) and (2) a new addendum to El Mangrullo Agreement which reflects the abovementioned firm transportation and conditioning capacity transfer by virtue of the Sierra Chata Agreement (the “Addendum”).

The Sierra Chata Agreement remains in force until December 31, 2033 and includes a firm transportation capacity of 3,500,000 m3 /day at 9,300 kcal/m3 -which shall be taken from the firm transportation engaged under the El Mangrullo Agreement -and it also includes interruptible conditioning and interruptible by pass services. As regards the firm conditioning service in tgs’ Tratayén Plant, the Sierra Chata Agreement shall take Take or Pay conditioning capacity that Pampa relies on under the El Mangrullo Agreement.

Signature of the Sierra Chata Agreement and the Addendum to the El Mangrullo Agreement entails a US$ 18,400,000 incremental value in current values.

Prior to the afore-mentioned approval by the Board of Directors, tgs Audit Committee was asked to issue a report in compliance with section 72 subparagraph b) and section 73 of Capital Markets Act no. 26,831.

On June 6, 2024, the Audit Committee issued a favorable report stating that the terms and conditions of the Sierra Chata Agreement and the Addendum to the El Mangrullo Agreement can be deemed to be reasonably entered into on an arm’s length basis.

The Audit Committee’s report is available for consultation by accredited shareholders if so desired, upon request via email at: direcciondelegales@tgs.com.ar.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 6, 2024.